中信泰富有限公司
BY COURIER

Exemption No. 82-5232

04 JAN 22 AM 7:21

Date : 21st January, 2004

CITIC PACIFIC

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate [redacted]
Room 3045 (stop 3-4)
Judiciary Plaza
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

04012364

SUPPL

Dear Sirs,

Re: CITIC Pacific Limited ("the Company")

For the purpose of continuing to claim exemption pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we hereby furnish to the Commission the information required by Rule 12g 3-2(b).

Set out in the annexure is a list of information, copies of which are enclosed herewith, that the Company since December 19, 2003 (i) made or was required to make public pursuant to the laws of Hong Kong (ii) filed or was required to file with the Stock Exchange of Hong Kong Limited (the "HKSE") on which the securities of the Company are traded and which was made public by the HKSE; and (iii) distributed or was required to distribute to the holders of the securities of the Company.

Also set forth therein in connection with each item is (i) the date on which the particular item was or is required to be made public, filed with the HKSE, or distributed and (ii) the entity requiring that item be made public, filed with the HKSE or distributed.

Please feel free to contact the undersigned should you have any question concerning the above.

Thank you for your attention.

Yours faithfully,
For and on behalf of
CITIC PACIFIC LIMITED

Alice Tso
Company Secretary

dlw 1/23

Encl.
AT/wy/LTR-2202

Annexure

04 JAN 22 7:21

CITIC Pacific Limited

List of Information that the Company since December 19, 2003 (i) made or was required to make public pursuant to the laws of Hong Kong (ii) filed or was required to file with the Stock Exchange of Hong Kong Limited ("HKSE") on which the securities of the Company are traded and which was made public by the HKSE; and (iii) distributed or was required to distribute to the holders of the securities of the Company

1. Document : Press Announcement regarding the retirement of executive director
   Date : December 31, 2003
   Entity Requiring Item : HKSE (pursuant to the Rules Governing the Listing of Securities on the HKSE ("HKSE Listing Rules"))

2. Document : Notification of Changes of Secretary and Directors
   Date : January 5, 2004
   Entity Requiring Item : Hong Kong Companies Registry

3. Document : Monthly Return on Movement of Listed Equity Securities
   Date : January 7, 2004
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

4. Document : Press Announcement regarding acquisition of interests in certain subsidiaries involved in steel industry and acquisition of land use rights in properties in Jiangsu and withdrawal of proposed spin-off and separate listing of Jiangsu CP Xingcheng Special Steel Co., Ltd. （江蘇泰富興澄特殊鋼股份有限公司）on the Shanghai Stock Exchange A Share Market
   Date : January 19, 2004
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

04 JAN 22

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(Incorporated in Hong Kong with limited liability)

The directors of CITIC Pacific Limited ("the Company") announce that Mr. Robert Ernest Adams retires as executive director of the Company with effect from 1st January, 2004.

The directors of the Company express gratitude for his contributions made to the Company.

By Order of the Board
Alice Tso Mun Wai
Company Secretary

Hong Kong, 31st December, 2003

The Standard 2/1/2004 (Fri.)

CR

Companies Registry
公 司 註 冊 處

04 JAN 22 7:21

Form 表格 **D2**

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號

145656

1 Company Name 公司名稱

CITIC Pacific Limited
中信泰富有限公司

2 Type of Change 更改事項

* [√] Resignation or cessation 辭職或停職
[ ] New appointment 新委任
[√] Change of particulars 更改資料

3 Details of Change 更改詳情

(Note 註2) A. Resignation or cessation 辭職或停職
(Use Continuation Sheet A if more than 1 resignation or cessation 如超過一個辭職或停職，請用續頁A 填寫)

* [ ] Secretary 秘書 [√] Director 董事 [ ] Alternate Director 替代董事

Name 姓名

Surname 姓氏	Other names 名字
Adams	Robert Ernest

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
XD332711(1)	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
-	-

Date of Resignation or Cessation 辭職或停職日期

DD 日	MM 月	YYYY 年	Alternate To 替代
01	01	2004	-

** Please tick the relevant box(es) 請在有關格內加 ✓ 號*

Presentor's Name and Address
提交人的姓名及地址

CITIC Pacific Limited
32nd Floor, CITIC Tower,
1 Tim Mei Avenue,
Central,
Hong Kong.

For Official Use
請勿填寫本欄

收件日期 RECEIVED
05 -01- 2004
公司註冊處(行政組)
COMPANIES REGISTRY
(Administration Section)

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號: **145656**

3 Details of Change 更改詳情 (cont'd 續上頁)

(Note 註 3 & 4)

B. Appointment / Change of particulars 委任 / 更改資料

(Use Continuation Sheet B if more than 1 director / secretary is involved 如涉及超過一位董事/秘書，請用續頁B 填寫)

Brief Description 簡略描述	Effective Date(s) 生效日期 DD 日	MM 月	YYYY 年
Change of address of Director	01	01	2004

Existing Name 現用姓名: Chang 張 Willie 偉立

Name／New Name 姓名／新姓名: -

Surname 姓氏 Other names 名字

-

Alias (if any) 別名（如有的話）

-

Previous Names 前用姓名

Address 地址: Flat 2, 18th Floor, Block A, Elm Tree Tower, No. 8 Chun Fai Road, Hong Kong

Identification 身份證明

	I.D. Card Number 身份證號碼	Company Number 公司編號
a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號	B295658(1)	-

	Number 號碼	Issuing Country 簽發國家
b Overseas Passport 海外護照	-	-

This Notification includes 0 Continuation Sheet A and 0 Continuation Sheet B.

本通知書包括 ________ 張續頁A及 ________ 張續頁B。

Signed 簽名：[signature]

(Name 姓名) : (Alice Tso Mun Wai) Date 日期： 5th January, 2004

~~Director~~／Secretary／~~Manager／ Authorized Representative~~ *

董事／秘書／經理／授權代表 *

** Delete whichever does not apply 請刪去不適用者*

FORM I

Monthly Return On Movement of Listed Equity Securities
For the month ended 31st December, 2003

To : The Listing Division of The Stock Exchange of Hong Kong Limited
CC: The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : CITIC Pacific Limited
(Name of Company)

Alice Tso Mun Wai — Tel No.: 2820-2111
(Name of Responsible Official)

Date : 7th January, 2004

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares :
2. Preference shares :
3. ✓ Other classes of shares : please specify : shares
4. Warrants : please specify :

(B) Movement in Authorised Share Capital:

	No. of ~~ordinary~~ shares/ ~~Preference shares/~~ ~~other classes of shares~~	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	3,000,000,000	0.40	1,200,000,000
Increase/(Decrease) (EGM approval date): ( )	---	--	---
Balance at close of the month	3,000,000,000	0.40	1,200,000,000

(C) Movement in Issued Share Capital:

	No. of ~~Ordinary~~ shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	2,188,460,160	--	---
Increase/(Decrease) during the month	---	--	---
Balance at close of the month :	2,188,460,160	--	---

(D) Details of Movement :
* please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. CITIC Pacific Share Incentive Plan 2000 Exercise price: HK$ 18.20	11,550,000	--	--	--	11,550,000	Nil
2. ______ Exercise price: HK$ ____						
WARRANTS* Date of Expiry N/A	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. ______ *Subscription price:* *HK$* ____ 2. ______ *Subscription price:* *HK$* ____						
CONVERTIBLES* Class N/A	Units	Converted (Units)			Units	
______ Convertible price: HK$____						
OTHER ISSUES OF SHARES* N/A						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date:				
Bonus Issue		Issue and allotment Date:				
Scrip Dividend		Issue and allotment Date :				
Repurchase of share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration issue	Price:	Issue and allotment Date :				
Others (please specify)	Price:	Issue and allotment Date :				

Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month: Nil

Remarks : ________________

Authorised Signatory:

Name: Alice Tso Mun Wai
Title: Company Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(incorporated in Hong Kong with limited liability)

ACQUISITION OF INTERESTS IN CERTAIN SUBSIDIARIES INVOLVED IN STEEL INDUSTRY – CONNECTED TRANSACTIONS

AND

ACQUISITION OF LAND USE RIGHTS IN PROPERTIES IN JIANGSU – CONNECTED TRANSACTIONS

AND

WITHDRAWAL OF PROPOSED SPIN-OFF AND SEPARATE LISTING OF JIANGSU CP XINGCHENG SPECIAL STEEL CO., LTD. (江蘇泰富興澄特殊鋼股份有限公司) ON THE SHANGHAI STOCK EXCHANGE A SHARE MARKET

The Directors announce that the main PRC partner in the JV Companies involved in the steel industry in the PRC, Jiangyin Steel Mill, has agreed to restructure its investment in the steel industry in Jiangsu by CITIC Pacific acquiring 55.55% of its interest in each of the JV Companies. The assets to be so acquired by the relevant subsidiaries of CITIC Pacific comprise approximately 22.65% of Jiangsu CP Xingcheng for RMB113,893,046; approximately 13.75% of Special Materials Co. for RMB13,183,184; approximately 20% of Special Steel Co. for RMB229,339,097; approximately 25% of Steel Products Co. for RMB26,261,619; and approximately 25% of Storage and Transportation Co. for RMB23,906,615, aggregating RMB406,583,561.

Pursuant to the Framework Agreement, the relevant subsidiaries of CITIC Pacific will provide shareholder's loans of RMB30,246,975, RMB72,647,138 and RMB39,899,510 to Special Materials Co., Special Steel Co. and Steel Products Co. respectively for repayment of the existing shareholder's loans due by these companies to Jiangyin Steel Mill as at 30 June 2003. The said loans are in proportion to the shareholding interests to be acquired by the relevant subsidiaries of CITIC Pacific under the JV Co Acquisitions.

The total consideration for the JV Co Acquisitions (including the provision of the shareholders' loans) amounts to RMB549,377,184 (approximately HK$516,414,553). Such acquisitions are not inter-conditional.

Jiangyin Steel Mill has indicated its intention to dispose of the balance of its interests in the JV Companies. Under the Articles of Association of the JV Companies (except for Jiangsu CP Xingcheng), the transfer of interest in the joint venture companies by one shareholder is subject to the consent of the other shareholder(s) who has a pre-emptive right in respect of the transfer. CITIC Pacific has agreed to consent to and waive its pre-emptive right in respect of the transfer if the balance of Jiangyin Steel Mill's interest in the relevant joint ventures is sold to the management/ex-management (or their representative), directors or employees of the JV Companies.

In addition, Jiangsu CP Xingcheng has agreed to purchase land use rights in Property 1 from Jiangyin Steel Mill for RMB49,366,200. Steel Products Co. has agreed to purchase land use rights in Property 2 from Jiangyin Steel Mill for RMB36,676,462.73. The Acquisitions of Land Use Rights are not inter-conditional and are not conditional upon the JV Co Acquisitions.

Jiangyin Steel Mill is a substantial shareholder of the JV Companies being subsidiaries of CITIC Pacific and therefore is a connected person (as defined in the Listing Rules) of CITIC Pacific. The JV Co Acquisitions and the Acquisitions of Land Use Rights constitute connected transactions of CITIC Pacific under the Listing Rules.

The total consideration for the JV Co Acquisitions and the Acquisitions of Land Use Rights amount to RMB635,419,846.73 (approximately HK$597,294,656). The value of the connected transactions represents more than 0.03% but less than 3% of CITIC Pacific's consolidated net asset value as at 31 December 2002. Details of the connected transactions will be included in the 2004 annual report of the Company.

The application submitted to the China Securities Regulatory Commission for the listing of the A shares in Jiangsu CP Xingcheng's capital on the Shanghai Stock Exchange A Share Market has been formally withdrawn.

1. THE JV CO ACQUISITIONS

Introduction

On 19 January 2004, the Framework Agreement (框架協議) was entered into between Asset Management Office of Jiangyin Municipal Government, Jiangyin Steel Mill and CITIC Pacific. This provided that Asset Management Office of Jiangyin Municipal Government and Jiangyin Steel Mill have agreed to Jiangyin Steel Mill entering into the Acquisition Agreements in relation to the JV Companies.

Pursuant to the Framework Agreement, the relevant subsidiaries of CITIC Pacific will provide non-interest bearing shareholder's loans of RMB30,246,975, RMB72,647,138 and RMB39,899,510 to Special Materials Co., Special Steel Co. and Steel Products Co. respectively for repayment of part of the existing shareholder's loans due by these companies to Jiangyin Steel Mill as at 30 June 2003 of RMB54,450,000, RMB130,777,926 and RMB71,826,300 respectively. The loans to be provided by the relevant subsidiaries of CITIC Pacific are in proportion to the shareholding interests they will acquire under the JV Co Acquisitions.

In the Framework Agreement, Jiangyin Steel Mill stated its intention to sell its remaining interest in the JV Companies. Under the Articles of Association of the JV Companies (except for Jiangsu CP Xingcheng), the transfer of interest in the joint venture companies by one shareholder is subject to the consent of the other shareholder(s) who has a pre-emptive right in respect of the transfer. The Articles of Association of Jiangsu CP Xingcheng do not contain provisions relating to pre-emptive rights of shareholders. CITIC Pacific has agreed to consent to and waive its pre-emptive right in respect of the transfer if the balance of Jiangyin Steel Mill's interest in the relevant joint ventures is sold to the management/ex-management (or their representative), directors or employees of the JV Companies.

All the JV Co Acquisitions will be completed after all approvals by the relevant authorities necessary for the JV Co Acquisitions have been obtained. If the Governmental approvals for the JV Co Acquisitions have not been obtained within 18 months from the date of the Acquisition Agreements, the parties may by consultation terminate the agreements or restructure the acquisitions. It has been agreed that if the JV Co Acquisitions or the legal documentation in relation thereto are required by the applicable laws and regulations to be restructured, adjusted, revised or supplemented during the execution, approval or enforcement of the same, restructuring, adjustments and revisions acceptable to the parties should be made accordingly so that the JV Co Acquisitions could be made at the same price as agreed in the Framework Agreement.

Details of the five Acquisition Agreements relating to the JV Co Acquisitions entered into by Jiangyin Steel Mill and subsidiaries of CITIC Pacific are set out below.

1. Details of the Acquisition Agreement relating to Jiangsu CP Xingcheng

Date:	19 January 2004
Parties:	Jiangyin Steel Mill as seller Shine Mass Holdings Ltd., a wholly-owned subsidiary of CITIC Pacific, as purchaser
Assets:	approximately 22.65% of Jiangsu CP Xingcheng.

Consideration

The consideration for the acquisition of approximately 22.65% of Jiangsu CP Xingcheng will be RMB113,893,046. If settlement is made in US$, it will be based on the average exchange rate offered by People's Bank of China for the 3 days ending on the date of completion.

The consideration was determined with reference to the audited consolidated net asset value of Jiangsu CP Xingcheng as at 30 June 2003 of approximately RMB505 million. The profits or losses of Jiangsu CP Xingcheng from 30 June 2003 to the business registration date of the acquisition belongs to its shareholders after completion of the acquisition.

Details relating to Jiangsu CP Xingcheng

Jiangsu CP Xingcheng is principally engaged in manufacturing, processing and marketing of special steel and their related industrial materials. In addition it owns a 20% interest in Special Steel Co and a 45% interest in Special Materials Co.

For the year ended 31 December 2001, the profit before and after taxation of Jiangsu CP Xingcheng was approximately RMB86 million and RMB77 million respectively. For the year ended 31 December 2002, the profit before and after taxation of Jiangsu CP Xingcheng were approximately RMB148 million and RMB130 million respectively. As at 31 December 2002, the net asset value of Jiangsu CP Xingcheng was approximately RMB552 million.

Completion

Completion will take place within 15 business days after all approvals by the relevant authorities necessary for the acquisition have been obtained. If the Governmental approvals for the acquisition have not been obtained within 18 months from the date of the Acquisition Agreement, the parties may by consultation terminate the agreement or restructure the acquisition. The agreement does not contain any waiver of claims by one party against the other(s) in the event that the agreement is terminated. If the acquisition or the legal documentation in relation thereto are required by the applicable laws and regulations to be restructured, adjusted, revised or supplemented during the execution, approval or enforcement of the same, restructuring, adjustments and revisions acceptable to the parties should be made accordingly so that the acquisition could be made at the same price as agreed in the Acquisition Agreement.

Ownership structure and assets
The charts below show the structure of the ownership of Jiangsu CP Xingcheng prior to and after completion of such acquisition.

Immediately before completion:


CITIC Pacific
100%
Shine Mass Holdings Ltd.
Jiangyin Steel Mill
Other independent shareholders
54.72%
40.78%
4.5%
Jiangsu CP Xingcheng

Immediately after completion:


CITIC Pacific
100%
Shine Mass Holdings Ltd.
Jiangyin Steel Mill
Other independent shareholders
77.37%
18.13%
4.5%
Jiangsu CP Xingcheng

II. Details of the Acquisition Agreement relating to Special Materials Co.

Date: 19 January 2004

Parties: Jiangyin Steel Mill as seller
Connemera Inc., a wholly-owned subsidiary of CITIC Pacific, as purchaser

Assets: approximately 13.75% of Special Materials Co.

Consideration
The consideration for the acquisition of approximately 13.75% of Special Materials Co. will be RMB13,183,184. If settlement is made in US$, it will be based on the average exchange rate offered by People's Bank of China for the 3 days ending on the date of completion.

The consideration was determined with reference to the audited net asset value of Special Materials Co. as at 30 June 2003 of approximately RMB96 million. The profits or losses of Special Materials Co. from 30 June 2003 to the business registration date of the acquisition belongs to its shareholders after completion of the acquisition.

Details relating to Special Materials Co.
Special Materials Co. is principally engaged in the production and sale of hot iron and the related products.

Special Materials Co. was set up in December 2002 and commenced its operation in January 2003. It had no profit and loss for the period ended 31 December 2002. As at 31 December 2002, the net asset value of Special Materials Co. was approximately RMB83 million representing the initial capital injection.

Completion
Completion will take place within 15 business days after all approvals by the relevant authorities necessary for the acquisition have been obtained. If the Governmental approvals for the acquisition have not been obtained within 18 months from the date of the Acquisition Agreement, the parties may by consultation terminate the agreement or restructure the acquisition. The agreement does not contain any waiver of claims by one party against the other(s) in the event that the agreement is terminated. If the acquisition or the legal documentation in relation thereto are required by the applicable laws and regulations to be restructured, adjusted, revised or supplemented during the execution, approval or enforcement of the same, restructuring, adjustments and revisions acceptable to the parties should be made accordingly so that the acquisition could be made at the same price as agreed in the Acquisition Agreement.

Ownership structure and assets
The charts below show the structure of the ownership of Special Materials Co. prior to and after completion of such acquisition.

Immediately before completion:


CITIC Pacific
100%
Connemera Inc.
Jiangyin Steel Mill
Jiangsu CP Xingcheng
30.25%
24.75%
45%
Special Materials Co.

Immediately after completion:


CITIC Pacific
100%
Connemera Inc.
Jiangyin Steel Mill
Jiangsu CP Xingcheng
44%
11%
45%
Special Materials Co.

III. Details of the Acquisition Agreement relating to Special Steel Co.

Date: 19 January 2004

Parties: Jiangyin Steel Mill as seller
Maxy Rich Investments Limited, a wholly-owned subsidiary of CITIC Pacific, as purchaser

Assets: approximately 20% of Special Steel Co.

Consideration
The consideration for the acquisition of approximately 20% of Special Steel Co. will be RMB229,339,097. If it is settled in US$, it will be based on the average exchange rate offered by People's Bank of China for the 3 days ending on the date of completion.

The consideration was determined with reference to the audited net asset value of Special Steel Co. as at 30 June 2003 of approximately RMB1,151 million. The profits or losses of Special Steel Co. from 30 June 2003 to the business registration date of the acquisition belongs to its shareholders after completion of the acquisition.

Details relating to Special Steel Co.
Special Steel Co. is principally engaged in the production and sale of special steel and related products.

For the year ended 31 December 2001, the profit before and after taxation of Special Steel Co. were both approximately RMB124 million. For the year ended 31 December 2002, the profit before and after taxation of Special Steel Co. were both approximately RMB115 million. As at 31 December 2002, the net asset value of Special Steel Co. was approximately RMB1,080 million.

Completion
Completion will take place within 15 business days after all approvals by the relevant authorities necessary for the acquisition have been obtained. If the Governmental approvals for the acquisition have not been obtained within 18 months from the date of the Acquisition Agreement, the parties may by consultation terminate the agreement or restructure the acquisition. The agreement does not contain any waiver of claims by one party against the other(s) in the event that the agreement is terminated. If the acquisition or the legal documentation in relation thereto are required by the applicable laws and regulations to be restructured, adjusted, revised or supplemented during the execution, approval or enforcement of the same, restructuring, adjustments and revisions acceptable to the parties should be made accordingly so that the acquisition could be made at the same price as agreed in the Acquisition Agreement.

Ownership structure and assets
The charts below show the structure of the ownership of Special Steel Co. prior to and after completion of such acquisition.

2

Immediately before completion:


CITIC Pacific
100%
Maxy Rich Investments Limited
Jiangyin Steel Mill
Jiangsu CP Xingcheng
44%
36%
20%
Special Steel Co.

Immediately after completion:


CITIC Pacific
100%
Maxy Rich Investments Limited
Jiangyin Steel Mill
Jiangsu CP Xingcheng
64%
16%
20%
Special Steel Co.

IV. Details of the Acquisition Agreement relating to Steel Products Co.

Date: 19 January 2004

Parties: Jiangyin Steel Mill as seller
Crown Sky Investment Limited, a wholly-owned subsidiary of CITIC Pacific, as purchaser

Assets: approximately 25% of Steel Products Co.

Consideration

The consideration for the acquisition of approximately 25% of Steel Products Co. will be RMB26,261,619. If it is settled in US$, it will be based on the average exchange rate offered by People's Bank of China for the 3 days ending on the date of completion.

The consideration was determined with reference to the audited net asset value of Steel Products Co. as at 30 June 2003 of approximately RMB105 million. The profits or losses of Steel Products Co. from 30 June 2003 to the business registration date of the acquisition belongs to its shareholders after completion of the acquisition.

Details relating to Steel Products Co.

Steel Products Co. is principally engaged in the processing of steel products.

For the year ended 31 December 2001, the profit before and after taxation of Steel Products Co. were approximately RMB2 million and RMB1 million respectively. For the year ended 31 December 2002, the profit before and after taxation of Steel Products Co. were approximately RMB1 million and RMB1 million respectively. As at 31 December 2002, the net asset value of Steel Products Co. was approximately RMB105 million.

Completion

Completion will take place within 15 business days after all approvals by the relevant authorities necessary for the acquisition have been obtained. If the Governmental approvals for the acquisition have not been obtained within 18 months from the date of the Acquisition Agreement, the parties may by consultation terminate the agreement or restructure the acquisition. The agreement does not contain any waiver of claims by one party against the other(s) in the event that the agreement is terminated. If the acquisition or the legal documentation in relation thereto are required by the applicable laws and regulations to be restructured, adjusted, revised or supplemented during the execution, approval or enforcement of the same, restructuring, adjustments and revisions acceptable to the parties should be made accordingly so that the acquisition could be made at the same price as agreed in the Acquisition Agreement.

Ownership structure and assets

The charts below show the structure of the ownership of Steel Products Co. prior to and after completion of such acquisition.

Immediately before completion:


CITIC Pacific
100%
Crown Sky Investment Limited
Jiangyin Steel Mill
55%
45%
Steel Products Co.

Immediately after completion:


CITIC Pacific
100%
Crown Sky Investment Limited
Jiangyin Steel Mill
80%
20%
Steel Products Co.

V. Details of the Acquisition Agreement relating to Storage and Transportation Co.

Date: 19 January 2004

Parties: Jiangyin Steel Mill as seller
Maxy Rich Investments Limited, a wholly-owned subsidiary of CITIC Pacific, as purchaser

Assets: approximately 25% of Storage and Transportation Co.

Consideration

The consideration for the acquisition of approximately 25% of Storage and Transportation Co. will be RMB23,906,615. If it is settled in US$, it will be based on the average exchange rate offered by People's Bank of China for the 3 days ending on the date of completion.

The consideration was determined with reference to the audited net asset value of Storage and Transportation Co. as at 30 June 2003 of approximately RMB96 million. The profits or losses of Storage and Transportation Co. from 30 June 2003 to the business registration date of the acquisition belongs to its shareholders after completion of the acquisition.

Details relating to Storage and Transportation Co.

Storage and Transportation Co. is principally engaged in the loading and unloading business .

Storage and Transportation Co. commenced its operation in January 2004. It had no profit or loss for the year ended 31 December 2001 and 31 December 2002 as it was dormant. The initial capital injection was only done in 2003.

Completion

Completion will take place within 15 business days after all approvals by the relevant authorities necessary for the acquisition have been obtained. If the Governmental approvals for the acquisition have not been obtained within 18 months from the date of the Acquisition Agreement, the parties may by consultation terminate the agreement or restructure the acquisition. The agreement does not contain any waiver of claims by one party against the other(s) in the event that the agreement is terminated. If the acquisition or the legal documentation in relation thereto are required by the applicable laws and regulations to be restructured, adjusted, revised or supplemented during the execution, approval or enforcement of the same, restructuring, adjustments and revisions acceptable to the parties should be made accordingly so that the acquisition could be made at the same price as agreed in the Acquisition Agreement.

Ownership structure and assets

The charts below show the structure of the ownership of Storage and Transportation Co. prior to and after completion of such acquisition.

Immediately before completion:


CITIC Pacific
100%
Maxy Rich Investments Limited
Jiangyin Steel Mill
55%
45%
Storage and Transportation Co.

Immediately after completion:


CITIC Pacific
100%
Maxy Rich Investments Limited
Jiangyin Steel Mill
80%
20%
Storage and Transportation Co.

3

Waiver of Pre-emptive Right

In the Framework Agreement, Jiangyin Steel Mill has indicated its intention to dispose of its remaining interest in the JV Companies. Under the Articles of Association of the JV Companies (except for Jiangsu CP Xingcheng), the transfer of interest in the joint venture companies by one shareholder is subject to the consent of the other shareholder(s) who has a pre-emptive right in respect of the transfer. The Articles of Association of Jiangsu CP Xingcheng do not contain provisions relating to pre-emptive rights of shareholders. CITIC Pacific has agreed to consent to and waive its pre-emptive right in respect of the transfer if the balance of Jiangyin Steel Mill's interest in the relevant joint ventures is sold to the management/ex-management (or their representative), directors or employees of the JV Companies.

2. THE ACQUISITIONS OF LAND USE RIGHTS

Details of the agreement relating to Property 1

Date:	19 January 2004
Parties:	Jiangyin Steel Mill as seller Jiangsu CP Xingcheng as purchaser
Assets:	Property 1

Consideration

The consideration for the acquisition of the land use rights of Property 1 is RMB49,366,200 to be settled in cash on completion. The consideration was determined on the basis of the same cost of acquiring the land use rights by Jiangyin Steel Mill from the Jiangyin Municipal Government in 2002. No independent valuation has been conducted against Property 1.

Details relating to Property 1

The property comprises 4 parcels of land with an aggregate gross floor area of approximately 287,545 square metres. It is occupied by Jiangsu CP Xingcheng as its principal production site and head office. Duration of the land use rights is until 8 April 2052.

Completion

Completion of the acquisition of Property 1 will take place within 10 days after all transfer and registration procedures necessary for the transfer of land use rights have been completed. The agreement relating to Property 1 does not contain any long stop date in relation to completion of the acquisition.

Details of the agreement relating to Property 2

Date:	19 January 2004
Parties:	Jiangyin Steel Mill as seller Steel Products Co. as purchaser
Assets:	Property 2

Consideration

The consideration for the acquisition of the land use rights of Property 2 is RMB36,676,462.73 to be settled in cash on completion. The consideration was determined on the basis of the same cost of acquiring the land use rights by Jiangyin Steel Mill from the Jiangyin Municipal Government in 2002. No independent valuation has been conducted against Property 2.

Details relating to Property 2

The property comprises a parcel of land with a gross floor area of approximately 120,654 square metres. The property is occupied by Steel Products Co. as its principal production site and head office. Duration of the land use rights is until 8 April 2052.

Completion

Completion of the acquisition of Property 2 will take place within 10 days after all transfer and registration procedures necessary for the transfer of land use rights have been completed. The agreement relating to Property 2 does not contain any long stop date in relation to completion of the acquisition.

3. REASONS FOR THE TRANSACTIONS

CITIC Pacific's long term objective remains to develop a large diversified business focusing on infrastructure. Steel manufacturing is a key element of CITIC Pacific's industrial portfolio. The acquisition of additional interests in the JV Companies provides an opportunity for the Group to further expand its steel manufacturing business in the PRC. Since Jiangyin Steel Mill will only be interested in approximately 18.13% of Jiangsu CP Xingcheng and approximately 20% of Steel Products Co. after completion of the JV Co. Acquisitions, Jiangsu CP Xingcheng and Steel Products Co. have therefore decided to acquire the land use rights of the principal properties occupied by them, namely, Property 1 and Property 2, from Jiangyin Steel Mill as part of the restructuring exercise. The JV Co. Acquisitions will be funded by internal resources of CITIC Pacific and the Acquisitions of Land Use Rights will be funded by internal resources of the relevant joint ventures.

The Directors (including the independent non-executive directors) consider that the terms of the JV Co Acquisitions and the Acquisitions of Land Use Rights are normal commercial terms and are fair and reasonable and in the interests of CITIC Pacific and its shareholders as a whole.

4. GENERAL

Jiangyin Steel Mill is a substantial shareholder of the JV Companies being subsidiaries of CITIC Pacific, and therefore is a connected person (as defined in the Listing Rules) of CITIC Pacific.

The total consideration for the JV Co Acquisitions and the Acquisitions of Land Use Rights amount to RMB635,419,846.73 (approximately HK$597,294,656). The value of the connected transactions represents more than 0.03% but less than 3% of CITIC Pacific's consolidated net asset value as at 31 December 2002. Accordingly, the JV Co Acquisitions and the Acquisitions of Land Use Rights will be subject to the disclosure requirements under Rule 14.25(1) of the Listing Rules. Details of the connected transactions will be included in the 2004 annual report of the Company.

5. WITHDRAWAL OF THE PROPOSED SPIN-OFF AND SEPARATE LISTING OF JIANGSU CP XINGCHENG

The Directors announced on 2 April 2003 that Jiangsu CP Xingcheng, a 54.7% owned subsidiary of CITIC Pacific, made an application to the China Securities Regulatory Commission for the listing of its A Shares on the Shanghai Stock Exchange A Share Market by way of the Share Offer. It was expected that the Share Offer would materialise in the fourth quarter of 2003 but no definitive timetable of the Share Offer was available.

As the approval process progressed it became apparent to the Directors that there would be extended delays to the planned listing. The uncertainty made it difficult for Jiangsu CP Xingcheng to plan for future expansion. Accordingly, Jiangsu CP Xingcheng has formally withdrawn such application. The withdrawal of the proposed spin-off application has no adverse effect on the operation of Jiangsu CP Xingcheng.

Terms used in this announcement:

"Acquisition Agreements"	collectively the five sale and purchase agreements all dated 19 January 2004 entered into by Jiangyin Steel Mill and subsidiaries of CITIC Pacific in relation to the JV Co Acquisitions
"Acquisitions of Land Use Rights"	collectively the acquisitions of land use rights in relation to Property 1 and Property 2
"Asset Management Office of Jiangyin Municipal Government"	江陰市市屬集體資產管理辦公室, the economic arm of the Jiangyin Municipal Government which manages and deals with Jiangyin Steel Mill and its assets
"Board"	the board of Directors of CITIC Pacific
"the Company" or "CITIC Pacific"	CITIC Pacific Limited (中信泰富有限公司)
"Directors"	the directors of CITIC Pacific
"Group"	CITIC Pacific and its subsidiaries
"Framework Agreement" (框架協議)	agreement dated 19 January 2004 between Asset Management Office of Jiangyin Municipal Government, Jiangyin Steel Mill and CITIC Pacific in respect of the JV Co Acquisitions
"Jiangsu CP Xingcheng"	江蘇泰富興澄特殊鋼股份有限公司 (Jiangsu CP Xingcheng Special Steel Co., Ltd.), a foreign investment stock limited company established under the Companies Law of the PRC and owned as to approximately 54.72% by Shine Mass Holdings Ltd. (a wholly owned subsidiary of CITIC Pacific), as to 40.78% by Jiangyin Steel Mill and as to 4.5% by other independent shareholders
"Jiangyin Steel Mill"	江陰鋼廠, a municipal collectively-owned enterprise (市屬集體所有制企業) established under the relevant laws of the PRC which is a substantial shareholder (as defined in the Listing Rules) of the JV Companies being subsidiaries of CITIC Pacific and a connected person of CITIC Pacific
"JV Co Acquisitions"	collectively the acquisitions of and the provision of shareholders' loans to the JV Companies
"JV Companies"	collectively Jiangsu CP Xingcheng, Special Materials Co., Special Steel Co., Steel Products Co. and Storage and Transportation Co.
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"PRC"	the People's Republic of China
"Property 1"	four parcels of land for industrial use at 58 Xi Yan Shan, Chengjiang, Jiangyin, (江陰市澄江鎮西沿山58號) the PRC, totalling approximately 287,545 square metres
"Property 2"	a parcel of land for industrial use at 68 Renmin Dong Lu, Jiangyin (江陰市人民東路68號), the PRC, of approximately 120,654 square metres
"RMB"	Renminbi, the lawful currency of the PRC
"Share Offer"	the proposed new issue of 180,000,000 A shares (or a maximum of 200,000,000 A shares) of RMB1.00 each in the share capital of Jiangsu CP Xingcheng for subscription in the PRC incidental to the proposed listing of the A shares of Jiangsu CP Xingcheng on the Shanghai Stock Exchange A Share Market
"Special Materials Co."	江陰泰富興澄特種材料有限公司 (Jiangyin CP Xingcheng Special Materials Co., Ltd.), a limited liability company established under the relevant laws of the PRC and owned as to 30.25% by Connemera Inc. (a wholly-owned subsidiary of CITIC Pacific), 45% by Jiangsu CP Xingcheng and 24.75% by Jiangyin Steel Mill
"Special Steel Co."	江陰興澄特種鋼鐵有限公司 (Jiangyin Xingcheng Special Steel Works Co., Ltd.), a limited liability company established under the relevant laws of the PRC and owned as to 44% by Maxy Rich Investments Limited (a wholly-owned subsidiary of CITIC Pacific), 20% by Jiangsu CP Xingcheng and 36% by Jiangyin Steel Mill
"Steel Products Co."	江陰興澄鋼材有限公司 (Jiangyin Xingcheng Steel Products Co., Ltd.), a limited liability company established under the relevant laws of the PRC and owned as to 55% by Crown Sky Investment Limited (a wholly-owned subsidiary of CITIC Pacific) and 45% by Jiangyin Steel Mill
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Storage and Transportation Co."	江陰興澄儲運有限公司 (Jiangyin Xingcheng Storage and Transportation Co., Ltd.), a limited liability company established under the relevant laws of the PRC and owned as to 55% by Maxy Rich Investments Limited (a wholly-owned subsidiary of CITIC Pacific) and 45% by Jiangyin Steel Mill
"US$"	United States dollar, the lawful currency of the United States of America

By Order of the Board
Alice Tso Mun Wai
Company Secretary

Hong Kong, 19 January 2004

The exchange rate of RMB to Hong Kong dollars quoted in this announcement adopts a rate of RMB1 equivalent to HK$0.94